Mail Stop 4561

      					December 22, 2005


Raymond Eshaghian
Chief Executive Officer and President
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles, CA  90017

Re:	TMSF REIT, Inc.
	Amendment No. 1 to Registration Statement on Form S-4
      Filed December 2, 2005
      File No. 333-128762

Dear Mr. Eshaghian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page references used in our letter refer to the marked version of the registration statement you provided to us by mail.

General

1. We note your response to our prior comment number 3. Please provide paper copies of all supporting materials cited in your registration statement and highlight or otherwise indicate the portions of those materials that support your disclosure.

2. We are currently reviewing your response to our prior comment number 4 and will contact you with further comments or questions when we have completed our review.

Summary, page 1

Reasons for the Reorganization and REIT Election, page 6

3. We have reviewed your response to our prior comment number 19.
Since it appears that your future revenues will be derived primarily from interest, rather than gains on sales, it is still not clear how the proposed reorganization and REIT election allow you to diversify your revenues. Please revise.

Summary Risk Factors, page 7

4. Please define what you mean by "table fund" in the third bullet point on page 7.

5. In the fourth bullet point under this heading please briefly enumerate the "additional risks" associated with the timing and receipt of revenues to which you refer.

6. Please revise the final bullet point under this heading to clarify that if you do not qualify as a REIT you will not be required to make distributions.

7. Please include a risk factor related to your proposed use of leverage, which specifically states that there is no limit on the leverage you may employ.

      Restrictions on Transfer and Ownership of TMSF REIT Common
Stock, page 11

8. We note your response to comment 23. We may have further comment after we have reviewed the amended charter which has yet to be filed.

      Application of California Law, page 13

9. Please revise your disclosure further to briefly summarize the provisions Section 2115 of California General Corporation Law or, if you do not believe the application of California law is material, please remove the disclosure from the summary.

Risk Factors, page 17

Our governing documents ..., page 36

10. Please revise your disclosure further to explain why each of the limitations listed could serve to delay, defer or prevent a change of control.


Our business could be harmed if courts rule that the OTS ..., page
45

11. We note your response to comment 51. Please advise us why you cannot quantify the amount of adjustable-rate mortgages made in New
Jersey that are relevant to the litigation.

Recent cases may limit our ability to foreclose on a defaulted loan in Florida if the loan is registered on the Mortgage Electronic
Registration System, page 48

12. Please quantify the amount of your current business represented by mortgages on properties in Florida that are registered on the MERs system.

Reorganization, page 58

      Background, page 58

13. Refer to the final carry-over paragraph at the bottom of page
58.
It is not clear from your current disclosure why you chose not to pursue the issuance of subordinated debt after receiving term sheets from several investment banking firms. For example, although you state that you required capital beyond the range addressed in the term sheets, it is not clear why you did not pursue revised term sheets reflecting additional capital.

14. We note your response to our prior comment number 57. Please confirm that the board did not receive any presentations or analyses prepared by third parties, other than the term sheets discussed in your disclosure, in connection with its consideration of the REIT conversion. Each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offering constitutes a separate Item 1015 report that must be described in detail in the document. We note your disclosure on page 59 that "an investment banking firm...had suggested to management that the easiest way to raise a significant amount of capital was to convert to REIT status."

15. Please revise your disclosure in the second full paragraph on page 59 to describe in more detail the meeting you had with an investment banking firm in which you were advised that the easiest way to obtain capital was to convert to a REIT. In addition, please revise the immediately succeeding sentence to numerate the "other things" the board took into account at its April 8, 2005 meeting.

16. We note your statement in the first full paragraph on page 60 that the foregoing discussion does not include all of the information and factors considered by the board. Please revise your disclosure to reflect the requirement that you disclose all information and factors which were materially related to the board`s decision regarding the REIT conversion.

Interests of Directors and Executive Officers of TMSF Holdings in the
Reorganization, page 63

17. We note your new disclosure in response to our prior comment number 65. Please revise your description of Mr. Eshaghian`s agreement to indicate the factors the board will consider in setting
Mr. Eshaghian`s bonus.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 72

Results of operations for the three months ended September 30,
2005
compared to the three months ended September 30, 2004, page 82

Costs of loan originations and sales of mortgages, page 83

18. Refer to the first full paragraph on page 84. Please disclose the dollar amount of requests for repurchase that you had as of September 30, 2004.

Where You Can Find More Information, page 199

19. Please note that the address for our public reference room has changed to 100 F.Street N.E., Washington D.C. 20549. Please revise as appropriate

Financial Statements

Note 5 - Warehouse lines of Credit, page F-13

20. Please tell us how you evaluated the transactions under the Early
Purchase Agreement in accordance with paragraphs 47-49 of SFAS 140 to determine that the transactions are considered sales of financial assets in accordance with paragraph 9(c). Additionally, tell us whether you have considered how your relationship with the transferee as the servicer of the notes could impact whether or not you maintain effective control. Refer to paragraph 33 of SFAS 140.

Part II.  Information Not Required in Prospectus

Tax Opinion

21. We have reviewed the form of tax opinion submitted to us as Exhibit A. We do not understand the meaning of the fourth sentence in the final carry-over paragraph on the first page of the opinion, which begins "We have also relied upon representations that ..." Please revise to clarify this statement.


Legal Opinion

22. We have reviewed counsel`s legal opinion submitted to us as Exhibit B. We note counsel`s statement in the second paragraph of the opinion that counsel has "made the assumptions that are customary in opinion letters of this kind." Please provide a revised form of opinion clearly setting out each assumption made by counsel in rendering its opinion, and eliminating this general statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas J. Poletti, Esq. (via facsimile)
	Phillip J. Kardis II, Esq. (via facsimile)
	Kirkpatrick & Lockhart Nicholson Graham LLP

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Raymond Eshaghian
TMSF REIT, Inc.
December 22, 2005
Page 2